UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

MAN GLENWOOD LEXINGTON TEI, LLC
(Name of Subject Company (Issuer))

MAN GLENWOOD LEXINGTON TEI, LLC
 (Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

KIRSTEN GANSCHOW, ESQ.
MAN-GLENWOOD LEXINGTON TEI, LLC
123 N. WACKER DRIVE, 28TH FLOOR
CHICAGO, IL  60606
(312) 881-6500
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
MICHAEL S. CACCESE, ESQ.
K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111

October 1, 2010 As Amended December 22, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$40,809,176.94 (a)	Amount of Filing Fee:	$2,909.69 (b)

(a)           Calculated as the aggregate maximum value of Interests being purchased.

(b)           Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,909.69 Form or Registration No.: SC TO-I Filing Party: Man Glenwood Lexington TEI, LLC Date Filed: October 1, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Amendment No. 2 to Tender Offer Statement

The Fund will begin to liquidate as of January 1, 2011, following the expiration of the tender offer repurchase on December 31, 2010.  It is possible that the Fund may have some remaining investors who have failed to tender.  The Fund will conduct a mandatory repurchase valued as of January 31, 2011.  The Fund will repurchase all the Units of any remaining investors in cash at a redemption price per Unit equal to the net asset value as of January 31, 2011, pursuant to provisions of the Fund’s Limited Liability Company Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Man-Glenwood Lexington TEI, LLC By: /s/ John B. Rowsell John B. Rowsell President

December 22, 2010